QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

CA, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year ended March 31,					Nine Months Ended December 31, 2005
	2001	2002	2003	2004	2005
EARNINGS AVAILABLE FOR FIXED CHARGES:
(Loss) earnings from continuing operations before income taxes, minority interest and discontinued operations	$(310)	$(1,445)	$(445)	$(97)	$2	$194
Add: Fixed charges	449	330	272	205	221	120
Less: Minority interest in pre-tax (loss) income of subsidiaries that have not incurred fixed charges	0	(1)	0	0	0	1

Total earnings available for fixed charges	$139	$(1,116)	$(173)	$108	$223	$315

FIXED CHARGES:
Interest expense(1)	$370	$249	$193	$136	$153	$70
Interest portion of rental expense	79	81	79	69	68	50

Total Fixed Charges	$449	$330	$272	$205	$221	$120

RATIO OF EARNINGS TO FIXED CHARGES	n/a	n/a	n/a	n/a	1.01	2.62
Deficiency of Earnings to Fixed Charges	$310	$1,446	$445	$97	n/a	n/a

(1)
Includes amortization of discount related to indebtedness

QuickLinks

  Exhibit 12.1
CA, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)